Exhibit 99.175

DeFi Technologies Inc. Announces Q3 2024 Financial Results: Year to Date Revenues of C$152.4 million (US$112.0 million), EBITDA of $102.3 million (US$75.2 million) and Net Income of C$97.2 million (US$71.4 million) and Notable Strategic Developments

●	Total Revenues, EBITDA and Net Income: DeFi Technologies recorded Total Revenues of C$24.2 million (approximately US$17.8 million) and C$152.4 million (approximately US$112.0 million) for the three and nine months period ended September 30, 2024 and Net Income of C$24.9 million (approximately US$18.3 million) and C$97.2 million (approximately US$71.4 million) for three and nine months ended September 30, 2024. The Company also reports EBITDA of C$26.2 million (US$19.3 million) and C$102.3 million (US$75.2 million) for the three and nine months ended September 2024, reflecting its strong operational performance and robust revenue growth.

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●	Substantial Growth in Assets Under Management (AUM): AUM grew by 51.6% since December 31, 2023, to approximately C$770.5 million (US$570.8 million) as of September 30, 2024, driven by favorable market conditions, new product launches, and strategic corporate actions that enhanced trading volumes and overall financial performance. Since September 30, 2024, AUM has further increased to a record high of C$1.1 billion (US$785.4 million) as of November 13, 2024.

●	2024 Outlook: Looking ahead, DeFi Technologies projects its annualized revenues for fiscal 2024 to reach approximately C$198.6 million (US$141.5 million), supported by ongoing AUM growth, upcoming ETP launches, and the integration of new acquisitions, which are poised to capitalize on the favorable conditions in the digital asset sector. Furthermore, the Company continues to evaluate additional Defi Alpha trading opportunities.

TORONTO – November 14, 2024 – DeFi Technologies Inc. (the “Company” or “DEFI”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance, announces its financial performance for the three and nine months ended September 30, 2024 (all amounts in Canadian dollars, unless otherwise stated).

Cash and Treasury Position

●	Cash and USDT Balance: As of September 30, 2024, cash and USDT balance of approximately C$25.4 million (US$18.8 million), up from C$6.8 million (US$4.2 million) on December 31, 2023.

●	Treasury Holdings: As of September 30, 2024, the Company’s holdings included 204.3 BTC, 81.3 ETH, 246,683 ADA, 86,616 DOT, 5,745 SOL, 491 UNI, 433,322 AVAX and 2,755,203 CORE tokens, totaling approximately C$36.3M (US$26.9M).

●	Venture Portfolio: Investments were valued at C$45.1 million (US$33.2 million) as of September 30, 2024.

Total Value of Cash, Treasury, and Venture Portfolio: C$106.8 million (US$78.9 million) as of September 30, 2024.

For the latest update on cash and digital asset treasury holdings as of October 31, 2024, see here.

Substantial AUM Growth

●	Valour’s ETP business reported AUM of C$770.5 million (US$570.8) as of September 30, 2024, a 51.6% increase from December 31, 2023, AUM of C$508 million. As of November 13, 2024, Valour’s AUM stood at a record high of C$1.1 billion (US$785.4 million), driven by favorable market conditions, new products, and strategic actions that enhanced trading volumes and financial performance.

Financial Highlights

●	Total Revenue: Total Revenues were C$24.2 million (US$17.8 million) for the three months ended September 30, 2024 and C$152.4 million (US$112.0 million) for the nine months ended September 30, 2024, a significant improvement from the Total Revenues of C$6.0 million (US$4.4 million) and C$2 million (US$1.5 million) for the same respective periods in 2023.

●	Net Income: Net Income was C$24.9 million (US$18.3 million) for the three months ending September 30, 2024, and C$97.2 million (US$71.4 million) for the nine months ending September 30, 2024, reflecting robust operational performance.

●	EBITDA: EBITDA was C$26.2 million (US$19.3 million) for the three months ended September 30, 2024 and C$102.3 million (US$75.2 million) for the nine months ended September 30, 2024

●	Valour Staking/Lending & Management Fees: In Q3 2024, Valour generated staking and lending income of C$8.8 million (US$ 6.5 million) and management fees of C$2.0 million (US$1.5 million).

●	DeFi Alpha Performance: In Q3 2024 DeFi Alpha generated C$20.6 million (US$14.7 million) with zero losses to date after reporting C$111.5 Million (US$82.0 Million) in Q2 2024 totaling C$132.1 million (US$96.7 million) for the nine months ended September 30, 2024.

●	Reflexivity Research: In Q3 2024, Reflexivity Research generated research revenue of C$261,741 (US$192,400) for the three months ended September 30, 2024, and C$1.1 million (US$810,197) for the nine months ended September 30, 2024.

Strategic and Business Developments

Acquisitions and Partnerships:

●	DeFi Technologies acquired Stillman Digital Inc. and Stillman Digital Bermuda Ltd. (collectively doing business as “Stillman Digital”), a leading OTC desk and digital asset liquidity provider with over US$15 billion in trade volume since 2021, with US$5 billion of that occurring in Q2 2024 alone.

●	DeFi Technologies and Professional Capital Management (led by Anthony Pompliano) partnered to enter and capitalize on opportunities in the fast-growing U.S. exchange-traded fund (ETF) market.

●	DeFi Technologies and Zero Computing announced a strategic partnership over integrating validator, trading and ZK infrastructure.

ETPs and Geographic Expansion

●	Valour announced a landmark MOU with Nairobi Securities Exchange and SovFi to develop and launch Valour ETPs in Africa.

●	Valour announced the launch of the Valour NEAR ETP on the Spotlight Stock Market in Sweden.

NASDAQ Listing Progress:

●	DeFi Technologies filed Form 40-F with the SEC in connection with its application to list its common shares on The Nasdaq Stock Market.

Expanded Digital Asset Treasury:

●	DeFi Technologies expanded its BTC treasury holdings and diversified into Solana, CORE, Uniswap, Cardano, Avalanche, Polkadot and started participating in CORE DAO Staking.

Comment from the CEO:

Olivier Roussy Newton, CEO of DeFi Technologies, stated, “Q3 2024 reflects the significant strides DeFi Technologies has made toward becoming a leader in the digital asset space. With year-to-date revenues reaching C$152.4 million (US$112.0 million) and net income of C$97.2 million (US$71.4 million), we are among the very few profitable public companies in this sector, demonstrating the durability of our business model and the discipline of our strategic execution. This consistent profitability—combined with a strengthened balance sheet through the elimination of debt—is the foundation that allows us to accelerate growth initiatives and pursue even larger market opportunities.

We’ve strategically positioned Valour, our now debt-free subsidiary, to lead in regulated digital asset access, with a pipeline of new ETP launches planned and advanced discussions for expansion into high-growth regions like North Africa, Asia, and the Middle East. With a product lineup expected to grow to 40 ETPs by year-end and to 100 by the close of 2025, Valour’s path forward is clearer and more compelling than ever. This expansion opens the door for millions of new investors to enter the digital asset market through secure, regulated channels, placing us at the forefront of democratizing access to digital assets globally.

The acquisition and integration of Stillman Digital further highlights our commitment to building a comprehensive ecosystem. By bringing liquidity provision, trade execution, and institutional digital asset services in-house, the Company is enhancing its trading capabilities and paving the way for new revenue streams in Custody, Foreign Exchange, and Proprietary Trading. This acquisition will enable DeFi Technologies to deliver more value to institutional clients while reinforcing our DeFi Alpha trading desk with Stillman’s expertise and expanding our reach into additional high-demand markets.

Our optimism for the future is buoyed by strong industry tailwinds. With Bitcoin reaching all-time highs, we expect continued asset appreciation to translate into larger revenues for the Company. Additionally, we anticipate a favorable regulatory landscape with the potential for a crypto-friendly administration in the U.S. as we work towards our Nasdaq cross-listing. These trends are likely to catalyze further interest and investment in the digital asset market, underscoring the value of our offerings and reinforcing our leadership position in the industry.

In an environment where market fluctuations can make some investors hesitant, we are proud to say that DeFi Technologies has achieved steady, substantial growth. Our assets under management (“AUM”) have increased by over 900% from the market lows in late 2022, reflecting both our adaptability and the rising demand for digital assets. This robust growth in AUM and the additional revenue from our DeFi Alpha strategy reinforce our commitment to generating sustainable value, with a forecasted C$198.6 million (US$141.5 million) in revenue for 2024.

DeFi Technologies is setting a new standard in the digital asset sector by merging stability, innovation, and accessibility. As a company at the intersection of traditional finance and digital assets, we are uniquely equipped to capture the opportunities emerging within this rapidly transforming landscape. With a clear roadmap, solid financial standing, and an expanding product suite, we are positioned to deliver substantial long-term value for our shareholders and remain steadfast in our commitment to drive the future of finance.”

Outlook for Q4 2024:

The outlook that follows supersedes all prior financial outlook statements made by the Company, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. Please see “Cautionary note regarding forward-looking information” and “Financial Outlook Assumptions” below for more information.

Valour

The Company has experienced significant revenue growth since Q1 2024. Valour’s ETPs have witnessed over a 900% increase in AUM from the market lows in late 2022, alongside growth in trading volumes. Valour’s AUM stood at approximately C$770.5 million (US$570.8 million) as of September 30, 2024, and a record high of C$1.1 billion (US$785.4 million) as of November 13, 2024.

The Company’s staking and lending income, changes in gains and losses on digital assets and ETP payables, as well as management fees, are closely correlated with capital inflow for Valour’s ETPs and the price of digital assets underlying Valour’s ETPs, which has continued to grow since the end of 2023. Furthermore, revenue from arbitrage and liquidity provision is highly linked to overall market activity and turnover in Valour’s listed ETPs. The Company also formed DeFi Alpha in Q2 2024, which generated approximately C$132.1 million (US$96.7 million) as of September 30, 2024. Given these factors, the Company’s annualized revenue is forecasted to be approximately C$198.6 million (US$141.5 million) for 2024. Further growth in AUM may lead to proportional revenue increases. In Q3 2024, Valour earned 8.12% of AUM in staking and management fees, based on staking an average of 67% of AUM of C$753 million (US$537 million). With recent AUM growth, an improved product mix, and strong performance from the Company’s treasury portfolio, DeFi Technologies is well-positioned to capture additional revenue growth.

For Q4 2024, it is anticipated that new ETP launches, a stronger ETP mix, and continuous inflow of funds into Valour’s ETPs, along with additional trading opportunities identified and executed by DeFi Alpha, integration of Stillman Digital and Reflexivity and further accretive acquisitions, will continue to add to Company revenues. The Company aims to close the year with approximately 40 ETP products, with an additional 60 planned for 2025, as we capitalize on favorable macro fundamentals for the digital asset ecosystem.

Nasdaq Listing

On September 16, 2024, the Company filed a Form 40-F Registration Statement with the United States Securities and Exchange Commission (the “SEC”), in connection with its application to list its common shares on The Nasdaq Stock Market. The listing of the Company’s common shares on the Nasdaq remains subject to the approval of the Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including Form 40-F being declared effective by the SEC. The Company continues to progress its application to list its common shares on the Nasdaq.

ETPs and Geographic Expansion

Valour is actively expanding its product lineup to meet the rising global demand for regulated digital asset products. Currently offering 28 ETPs, Valour aims to increase this to 40 by the end of 2024 with an ambitious goal of reaching 100 ETPs by the end of 2025. In addition to broadening its product portfolio, Valour is pursuing regulatory approvals to enter new markets, including North Africa, Asia, the Middle East, and other emerging regions, to provide investors in these regions with secure access to digital assets.

DeFi Alpha Strategy

The DeFi Alpha strategy has proven instrumental in enhancing the Company’s financial resilience. Having generated C$111.5 million (US$82.0 million) in Q2 and C$20.6 million (US$14.7 million) in Q3, with zero losses to date, this arbitrage-focused approach has strengthened the Company’s financial position, facilitating debt repayment and supporting the deployment of a robust digital asset treasury strategy. The Company continues to assess multiple arbitrage opportunities, reinforcing its commitment to maximizing returns while mitigating risks in a volatile digital asset landscape.

Elimination of Debt

As of October 16, 2024, Valour has successfully eliminated all outstanding debt. This achievement culminated with a final repayment of C$5.5 million (US$4 million) on October 16, 2024, bringing total debt reduction to US$36.5 million since May.

This milestone underscores Valour’s strong financial standing and disciplined approach to capital management. With a debt-free balance sheet, Valour is now positioned to allocate resources more effectively toward growth and innovation, further establishing itself as a leader in accessible digital asset investment solutions.

While Valour is now debt-free, DeFi Technologies retains a remaining loan balance of C$8.1 million (US$6 million) with Genesis Global Capital LLC (“Genesis”). This balance is expected to be resolved upon the completion of Genesis’s bankruptcy proceedings, further enhancing DeFi Technologies’ strategic financial standing.

Importantly, the debt elimination was achieved without issuing new equity or incurring additional debt, underscoring the Company’s disciplined cash flow management. This reduction in interest liabilities enhances DeFi Technologies’ flexibility to capitalize on emerging revenue opportunities within the digital asset space.

Integration of Stillman Digital

DeFi Technologies has successfully acquired Stillman Digital, a leading digital asset liquidity provider with over US$20 billion in trade volume since 2021, including US$5 billion in Q2 2024 alone. Stillman Digital specializes in electronic trade execution, market making, and OTC block trading, offering a suite of digital asset products and services to institutional clients.

This acquisition directly aligns with DeFi Technologies’ strategic goals of enhancing trading capabilities and diversifying its customer base and revenue streams. By internalizing trading flows from portfolio companies like Valour, DeFi Technologies will leverage Stillman Digital’s expertise to strengthen and expand its global operations. Additionally, the acquisition bolsters Stillman Digital’s institutional growth strategy by providing access to DeFi Technologies’ network, balance sheet, and distribution channels.

Looking ahead, Stillman Digital plans to expand into new business areas, including Custody, Foreign Exchange, and Proprietary Trading, with support from DeFi Technologies. These new segments are expected to drive significant future growth, capitalizing on Stillman Ditigal’s established expertise and DeFi Technologies’ expansive reach.

For 2024, Stillman Digital anticipates revenue of approximately USD$6.7 million (C$9.3 million) with ~50% net margins, marking an average annual growth of 127% over the last two years (a 230% increase from 2022 to 2023, followed by a 25% increase from 2023 to 2024). This year has been pivotal for consolidating growth, launching Stillman Digital Bermuda to serve international clients, and implementing major technology upgrades that will enhance competitiveness in 2025. These upgrades are expected to go live in Q1 2025 which will set the infrastructure for future growth.

With DeFi Technologies’ support, Stillman Digital’s growth rate is projected to increase further in 2025 as it begins to leverage DeFi’s distribution network, strengthened by key business development support from partners.

Earrings Conference Call

The DeFi Technologies Q3 2024 webcast will commence at 12:00 p.m. ET, Friday, November 15, 2024.

To register for the live webcast, please visit this link: https://zoom.us/webinar/register/WN__QSot0GtTC-06IIyrkLIZg

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company’s website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

Upcoming Conferences & Events

November 19–20, 2024: Roth 13th Annual Technology Conference, New York City

Wednesday, Dec. 11th, 2024: Benchmark 13th Annual Discovery One-on-One Investor Conference, New York City

Non-IFRS and Other Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with IFRS Accounting Standards (“IFRS”), the Company uses EBITDA, a non-IFRS measure, to provide additional information in order to assist investors in understanding the Company’s financial and operating performance. EBITDA is not a recognized measure for financial presentation under IFRS, does not have a standardized meanings and may not be comparable to similar measures presented by other public companies.

EBITDA is a non-IFRS financial measure that is defined as net income or loss before interest, taxes, depreciation, amortization of property and equipment, right-of-use assets and other intangible assets.

The non-IFRS and other financial measures used herein be considered as a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS. See the financial tables below for a reconciliation of the non-IFRS measures.

EBITDA Reconciliation

(Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 31,
	2024	2023	2024	2023
	$	$	$	$
Net income (loss) for period	24,910,605	(2,890,441)	97,236,374	(20,066,245)
Add back:
Depreciation - property, plant and equipment	1,601	3,236	6,929	9,709
Amortization - intangibles	537,546	509,575	1,568,925	1,528,725
Financing costs	783,865	1,082,576	3,450,634	2,644,105
Earnings before interest taxes, depreciation and amortization (EBITDA)	26,233,616	(1,295,054)	102,262,861	(15,883,706)

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; revenue outlook of the Company; revenue generation by DeFi Alpha; integration of Reflexivity Research and Stillman Digital; appreciation of digital asset prices; listing of the common shares of the Company on Nasdaq; investment and interest in the digital asset sector; future collaborations and partnerships; development of ETPs; geographic expansion of the Company; acquisition by the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; ability of the Company to successfully integrate and grow Reflexivity Research and Stillman Digital; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital asset; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Financial Outlook Assumptions

The financial outlook on revenue of the Company is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, volatility of the digital asset market, current and projected market prices of digital assets, in particular the digital assets underlying the Company’s ETPs, the Company’s ability to realize staking and lending income from digital assets held by the Company, the ability of DeFi Alpha to generate yield on the Company’s excess liquidity and identify and execute accretive trading opportunities, the return realized by the Company on staking and lending income, the return on management fees earned by the Company, ongoing subscriptions of Reflexivity Research, trading volumes of Stillman Digital, successful implementation of technological upgrades at Stillman Digital, consumer interest in the Valour’s ETPs, foreign exchange rates and other macroeconomic conditions, the regulatory environment with respect to ETPs and digital assets in the jurisdictions that the Company operates in, introduction of future ETPs, “black swan events” in the digital asset industry, competitors that offer competing ETP products and market acceptance of the Company’s ETP offerings. The Company’s financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information above. Many factors may cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting the digital asset industry, including inflation, changes in interest rates, investor confidence in digital assets; volatility of the digital assets and fluctuation in market value of digital assets; exchange rate fluctuations; any pandemic such as the COVID-19 pandemic or the mpox virus; fraud, misconduct or gross negligence by individuals within the digital asset industry; a negative regulatory environment with respect to digital assets; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; the Company’s inability to attract purchasers of its ETPs; decrease in AUM as a result of investor selling the Company’s ETPs or a fall in the value of the underlying digital assets; Valour’s inability to launch attractive ETPs; the Valour’s inability to increase ETP sales; the Company’s inability to implement our growth strategy; the Company’s reliance on a small number of custodian and market participants to operate its ETP programs; decrease in the number of subscribers to Reflexivity Research; decrease in the number of trades or fees generated by Stillman Digital; the Company’s ability to prevent and manage information security breaches or other cyber-security threats; the Company’s ability to compete against competitors; strategic relations with third parties; changes to technologies on which ETPs are purchased and sold is reliant; Valour’s ability to distribute ETPs in jurisdictions it is not currently operating in; the Company’s ability to obtain, maintain and protect our intellectual property; The Company’s ability to execute on its acquisition strategy; the Company’s liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; the Company’s ability to expand its sales, marketing and support capability and capacity; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681